K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006-1600 T 202.778.9000 F 202.778.9100 klgates.com

September 12, 2016

FILED VIA EDGAR

Ms. Lauren Sprague
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Neuberger Berman Alternative Funds; Post-Effective Amendment No. 53
- Neuberger Berman U.S. Equity Index PutWrite Strategy Fund
- 1933 Act File No. 333-122847
- 1940 Act File No. 811-21715

Dear Ms. Sprague:

This letter responds to your comments, discussed in our telephone conversation on August 16, 2016, regarding your review of Post-Effective Amendment No. 52 to the registration statement on Form N-1A for Neuberger Berman Alternative Funds (the “Registrant”) on behalf of its series Neuberger Berman U.S. Equity Index PutWrite Strategy Fund  (the “Fund”).  Post-Effective Amendment No. 52 will become effective on September 13, 2016, pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”). We expect to file Post-Effective Amendment No. 53 on September 12, 2016, which will become effective on September 13, 2016, pursuant to Rule 485(b) under the 1933 Act and which will reflect changes made in response to the staff’s comments, as set forth below, and certain other non-material clarifying and conforming changes.

Prospectus

Comment 1:  Please include a footnote to the fee table indicating that the acquired fund fees and expenses line item is based on estimates for the current fiscal year.

Response:  No change was made in response to this comment since the Registrant has deleted the acquired fund fees and expenses line item from the fee table.

Comment 2:  Please conform the last sentence in footnote 3 to the related language under the “Contractual Expense Limitation” section of the Statement of Additional Information.

Response:  The Fund's SAI discloses that each Fund has agreed to repay the Manager out of assets attributable to each of its respective classes for any fees waived by the Manager under

Ms. Lauren Sprague
Division of Investment Management
Securities and Exchange Commission
September 12, 2016

the expense limitation or any operating expenses the Manager reimburses in excess of the expense limitation, provided that the repayment does not cause that class' operating expenses to exceed the expense limitation in place at the time the fees were waived and/or the expenses were reimbursed, or the expense limitation in place at the time the Fund repays the Manager, whichever is lower. Accordingly, the Registrant confirms that the recoupment by the Manager will be based on the lesser of either the contractual expense cap at the time of the waiver or the contractual expense cap at the time of the recoupment.

Comment 3: Please confirm whether the Fund may write collateralized put options on exchange traded funds (“ETFs”) or if the Fund will only make direct investments in ETFs.  Please revise the first sentence in the “Principal Investment Strategies” section accordingly.

Response:  The Registrant has revised the first sentence of the “Principal Investment Strategies” section as follows:

The Fund seeks to achieve its goal primarily through a strategy of writing collateralized put options on both U.S. indices, including the S&P 500 Index and the Russell 2000 Index, and exchange traded funds (“ETFs”).

Comment 4:  Please clarify in the “Principal Investment Strategies” section whether the Fund intends to generate income from the options premiums alone or the premiums and the direct investments in securities.

Response:  The Registrant has revised the second sentence of the “Principal Investment Strategies” section as follows:

The Fund attempts to generate returns through the receipt of option premiums from selling puts, ~~on such indices, which in turn is~~ as well as through investments in fixed income instruments, which collectively are intended to reduce volatility relative to holding the underlying equity index on which the options are written due to the receipt of income from options and fixed income instruments.

Comment 5:  Please revise the following clause “which in turn is intended” in the second sentence of the “Principal Investment Strategies” section to clarify how returns will reduce volatility.

Response:  The Registrant has revised the second sentence of the “Principal Investment Strategies” section as follows:

The Fund attempts to generate returns through the receipt of option premiums from selling puts, ~~on such indices, which in turn is~~ as well as through investments in fixed income instruments, which collectively are

Ms. Lauren Sprague
Division of Investment Management
Securities and Exchange Commission
September 12, 2016

intended to reduce volatility relative to holding the underlying equity index on which the options are written due to the receipt of income from options and fixed income instruments.

Comment 6:  Please explain supplementally what types of agency and non-agency mortgage-backed securities and asset-backed securities the Fund intends to invest in and what percentage of those investments will be through unregistered funds, such as those relying on Sections 3(c)(1) or 3(c)(7).  Please also explain whether the Fund will treat such investments as illiquid subject to the limitation on illiquid investments and whether the Fund has a limitation on the percentage of assets that may be invested in such investments.

Response:  The Registrant confirms that the Fund currently intends to invest primarily in mortgage-backed and asset-backed securities guaranteed by a U.S. government agency or instrumentality or issued and guaranteed by a government-sponsored enterprise and that the Fund does not currently intend to invest in mortgage-backed and asset-backed securities through unregistered funds.

Comment 7:  Please confirm whether the Fund intends to utilize derivatives for hedging purposes as discussed in the Statement of Additional Information and revise the “Principal Investment Strategies” section accordingly.

Response:  No change was made in response to this comment.  The second sentence in the sixth paragraph in the “Principal Investment Strategies” section states that the Fund intends to utilize certain derivatives to mitigate risk and/or provide liquidity, which the Registrant believes is the same as hedging.

Comment 8:  Please clarify what percentage of the Fund’s total assets will be invested in derivatives in the fourth paragraph of the “Principal Investment Strategies” section.

Response:  The Registrant has revised the fourth paragraph of the “Principal Investment Strategies” section as follows:

At the time of writing (selling) a put option, the aggregate investment exposure, as measured on a notional basis (i.e., the value of the underlying instrument at its strike price), of the options written by the Fund will generally be equal to 100% of the Fund’s total assets. The Fund’s aggregate investment exposure, as measured on a notional basis, may be greater than 100% of the Fund’s total assets from time to time but it will not exceed 125% of its total assets.

Comment 9:  The fifth paragraph in the “Principal Investment Strategies” section states that the Fund will use derivatives to gain exposure to the equity markets.  Please consider whether investments in equity securities should be discussed in the “Principal Investment Risks” section.

Ms. Lauren Sprague
Division of Investment Management
Securities and Exchange Commission
September 12, 2016

Response:  The Registrant believes that the risks of investments in equity securities are disclosed in the “Principal Investment Risks” section in the sections entitled “Market Volatility Risk” and “Recent Market Conditions.”  In addition, the Registrant has added the following to the “Principal Investment Risk” section:

Market Capitalization Risk. To the extent the Fund invests in securities of small-, mid-, or large-cap companies, it takes on the associated risks. At times, any one of these market capitalizations may be out of favor with investors. Compared to small- and midcap companies, large-cap companies may be less responsive to changes and opportunities. Compared to large-cap companies, small- and mid-cap companies may depend on a more limited management group, may have a shorter history of operations, and may have limited product lines, markets or financial resources. The securities of small- and mid-cap companies are often more volatile and less liquid than the securities of larger companies and may be more affected than other types of securities by the underperformance of a sector or during market downturns.

Comment 10:  The Statement of Additional Information states that the Fund has no limitations on the amount of its assets that it can invest in lower-rated debt securities.  If so, please consider whether investments in lower-rated debt securities should be discussed in the “Principal Investment Strategies” and “Principal Investment Risks” sections.

Response:  The fifth paragraph in the “Principal Investment Strategies” section states that the Fund’s fixed income investments will primarily be investment grade.  In addition, the Fund does not anticipate investing any significant portion of its investments in below investment grade securities.

Comment 11:  Please confirm the Fund will purchase put options as part of its principal investment strategy and if so, consider moving the disclosure about such investments from the sixth paragraph of the “Principal Investment Strategies” section to the first paragraph where it discusses writing put options.

Response: The Registrant confirms that purchasing put options and the use of call options is part of its principal investment strategies since it is a type of derivative used by the Fund that may have a significant effect on its performance.  However, the Registrant believes the current placement of the disclosure is adequate.

Comment 12:  In the sixth paragraph of the “Principal Investment Strategies” section, please clarify what is meant by covered and uncovered calls and discuss the risks of investing in covered and uncovered calls in the “Principal Investment Risks” and “Additional Information about Principal Investment Risks” sections.

Ms. Lauren Sprague
Division of Investment Management
Securities and Exchange Commission
September 12, 2016

Response:  The Registrant has revised the sixth paragraph of the “Principal Investment Strategies” section as follows:

To mitigate risk and/or provide liquidity, the Fund may purchase and write call options on securities and indices, including writing (selling) both covered (i.e., where the Fund holds an equivalent position in the instrument underlying the option) and uncovered calls (i.e., where the Fund does not own the instrument underlying the option and must purchase the underlying instrument to meet its call obligations).

The Registrant has revised the “Principal Investment Risks” section as follows:

~~Put~~ Options Risk. The use of options involves investment strategies and risks different from those associated with ordinary portfolio securities transactions. The prices of options are volatile and are influenced by, among other things, actual and anticipated changes in interest or currency exchange rates, which in turn are affected by fiscal and monetary policies and by national and international political and economic events. By writing put options, the Fund gives up the opportunity to benefit from potential increases in the value of the underlying security, but continues to bear the risk of declines in the value of the underlying security, including the possibility of a loss up to the entire strike price of each option it sells. When the Fund writes a put option, it assumes the risk that it must purchase the underlying security at an exercise price that may be higher than the market price of the security. If there is a broad market decline and the Fund is not able to close out its written put options, it may result in substantial losses to the Fund. The Fund will receive a premium from writing options and the premium received may not be sufficient to offset any losses sustained from exercised put options. By writing a call option, the Fund may be obligated to deliver securities underlying an option at less than the market price. In the case of an uncovered call option, there is a risk of unlimited loss. When an uncovered call is exercised, the Fund must purchase the underlying securities to meet its call obligations and the necessary securities may be unavailable for purchase.

In addition, the Registrant added the following language to the “Additional Information about Principal Investment Risks - Derivatives Risk” section:

In the case of an uncovered call option, there is a risk of unlimited loss. When an uncovered call is exercised, the Fund must purchase the underlying security to meet its call obligations and the necessary securities may be unavailable for purchase.

Comment 13:  If the Fund will provide notice to shareholders prior to changing its goal, please disclose this in the “Principal Investment Strategies” section.

Ms. Lauren Sprague
Division of Investment Management
Securities and Exchange Commission
September 12, 2016

Response:  Generally, the Fund would attempt to provide notice to shareholders prior to changing its goal; however, there may be times when the Fund is not able to provide notice prior to implementing the change.  If this occurs, the Fund will provide notice concurrently with the change in its goal.

Comment 14:  Please consider revising the “Principal Investment Risks - Derivatives Risk” section to include subcategory risks, such as counterparty risk, and disclose that the Fund may incur losses on derivatives and other investments even if they are covered by segregated assets.

Response:  The Registrant has revised the “Principal Investment Risks - Derivatives Risk” section to disclose that, “[t] hese practices may not prevent the Fund from incurring losses on derivatives.”  No change was made in response to the comment requesting subcategory risks, such as counterparty risk, in the “Principal Investment Risks - Derivatives Risk.”  The Registrant currently discloses these risks in the “Principal Investment Risks - Derivatives Risk” and is not aware of any requirement to add subcategory risks to this type of risk. Other fund groups also provide comparable disclosure as the Registrant.  In addition, the Registrant currently includes a subcategory for the type of derivatives in which the Fund will invest since “Options Risk” is included as a subcategory in the “Principal Investment Risks - Derivatives Risk.”

Comment 15:  Please consider removing the second and third sentences in the “Principal Investment Risks - Interest Rate Risk” section and including this language in a separate new “Duration Risk” category in the “Principal Investment Risks” section.

Response:  No change was made in response to this comment.  The Registrant believes the information on duration risk is properly placed.

Comment 16:  Please consider adding disclosure addressing the risks specific to a new fund in the “Principal Investment Risks” section.

Response:  The Registrant has made the requested change and added the following to the
 “Principal Investment Risk” section:

New Fund Risk. The Fund may not be successful in implementing its investment strategy, and its investment strategy may not be successful under all future market conditions, either of which could result in the Fund being liquidated at some future time without shareholder approval and/or at a time that may not be favorable for certain shareholders.  New funds may not attract sufficient assets to achieve investment, trading or other efficiencies.

Comment 17: Please consider revising the “Principal Investment Risks - Other Investment Company Risk” section to state that the Fund’s investment performance will depend in part on the investment performance of the other funds in which it invests.

Ms. Lauren Sprague
Division of Investment Management
Securities and Exchange Commission
September 12, 2016

Response:  The Registrant has made the requested change and added the following language to the “Principal Investment Risks - Other Investment Company Risk” section:

To the extent the Fund invests in ETFs or other investment companies, its performance will be affected by the performance of those other investment companies.

Comment 18:  Please review the requirements of Item 9 and consider revising the structure of the “Additional Information about Principal Investment Risks - Derivatives Risk” section to focus on the types of derivatives the Fund will invest in as part of its principal investment strategies, including the segregation methodology for each type of derivative.

Response:  No change was made in response to this comment. The “Additional Information about Principal Investment Risks - Derivatives Risk” section currently provides additional disclosure on options, which is the only type of derivative category which the Fund will invest in as part of its principal investment strategies.  In addition, the risk disclosure currently states the following about the risks related to segregation:

When the Fund uses derivatives, it will likely be required to provide margin or collateral and/or segregate cash or other liquid assets in a manner that satisfies contractual undertakings and regulatory requirements. The need to provide margin or collateral and/or segregate assets could limit the Fund's ability to pursue other opportunities as they arise. Segregated assets are not available to meet redemptions. The amount of assets required to be segregated will depend on the type of derivative the Fund uses and the nature of the contractual arrangement. If the Fund is required to segregate assets equal to only the current market value of its obligation under a derivative, the Fund may be able to use derivatives to a greater extent than if it were required to segregate assets equal to the full notional value of such derivative, which would increase the degree of leverage the Fund could undertake through derivatives and otherwise.

The Registrant believes that the current disclosure regarding the risks of segregation is adequate and additional disclosure is not needed.

Comment 19: The “Information about Additional Risks” section states that the Fund may effect short positions. Please confirm whether the Fund will engage in short selling and if so, please confirm whether the fee table should be revised to include the line item relating to dividend and interest expenses relating to short sales.

Response:  The Registrant confirms that the Fund will not engage in short sales of securities as a principal investment strategy.

Ms. Lauren Sprague
Division of Investment Management
Securities and Exchange Commission
September 12, 2016

Comment 20:  Please disclose the date of the shareholder report that will include the discussion regarding the basis for the approval of the Fund’s investment advisory agreements.

Response:  No change was made in response to this comment.  The “Investment Manager” section currently states that “a discussion regarding the basis for the approval of the Fund’s investment advisory and sub-advisory agreements by the Board of Trustees will be available in the Fund’s initial shareholder report.”  The Registrant has considered the staff’s comment, but believes the language complies with Item 10(a)(1)(iii) of Form N-1A, as the date of the Fund’s initial shareholder report cannot be ascertained until the Fund commences operations.

Comment 21: Please confirm whether the Portfolio Manager’s prior experience as a “member of the investment committee at another investment advisor” involves portfolio management experience.

Response: The Registrant confirms that the Portfolio Manager’s prior experience involves portfolio management experience and has revised the Portfolio Manager’s biographical information as follows:

Derek Devens, CFA is a Managing Director of the Manager. Mr. Devens joined the firm in 2016 and is a Senior Portfolio Manager of the Options Group. He has managed the Fund since its inception in 2016. Prior to joining the firm, Mr. Devens he was a member of the investment committee at another investment adviser since 2010, where he also served as a portfolio manager since 2012.

Statement of Additional Information

Comment 22:  Please confirm that the Fund will not ignore the concentration of the holdings of any underlying investment companies when determining the Fund’s compliance with the industry concentration policy described in the “Investment Policies and Limitations” section and that the Fund will look through to the holdings of any underlying investment companies to the best of its ability.

Response:  The Registrant believes that it is appropriate to exclude investment companies from the industry concentration policy since the Registrant does not believe that investment companies represent any particular industry.  In addition, the Registrant is not aware of any regulatory requirement to “look-through” to the holdings of underlying investment companies when determining compliance with its own industry concentration policy.

Comment 23:  Please explain supplementally how the Fund intends to segregate assets for each type of derivative the Fund intends to invest in as part of its principal investment strategy.

Ms. Lauren Sprague
Division of Investment Management
Securities and Exchange Commission
September 12, 2016

Response:  The Registrant evaluates the Fund's derivative positions for purposes of asset segregation based on the value, marked-to-market daily, of the Fund's potential obligation under the derivatives instrument, and segregates assets it believes to be sufficient to cover the Fund's potential exposure. The Registrant also reserves the right to segregate differently in the future upon further guidance, rules or regulations or if it believes that another approach more appropriately represents the Fund's potential exposure.

Comment 24:  The “Principal Investment Strategies” section in the Prospectus indicates that the Fund will invest in uncovered call options as a principal investment strategy and the Statement of Additional Information states that it will not.  Please resolve the inconsistency and revise accordingly.

Response:  The Registrant has made the requested change and removed the inconsistent language from the Statement of Additional Information.

Comment 25:  Please confirm that if the Fund sells credit protection on credit default swaps, it would segregate the full notional amount.

Response: If the Fund sells credit protection on credit default swaps, it currently intends to segregate assets it believes are sufficient to cover the Fund’s potential exposure under the credit default swap.  Specifically, when the Fund is a seller of a credit default swap on a single security, the Fund currently intends to segregate assets sufficient to cover the notional value of the credit default swap.  When the Fund sells a credit default swap on an index with certain characteristics (i.e., on a broad based index and cash settled swap), the Fund currently intends to segregate assets sufficient to cover the amount that the Fund is “out of the money” based on the current mark-to-market valuation of such swap.  In these instances, NBIA believes the amount that the Fund is “out of the money” more appropriately represents the Fund’s potential exposure to such swap. The Fund also reserves the right to segregate differently in the future upon further guidance, rules, or regulations or if it believes that another approach more appropriately represents the Fund’s exposure.

* * * * *

If you have any further comments or questions regarding this filing, please contact me at (202) 778-9403 or Franklin Na at (202) 778-9473.  Thank you for your attention to this matter.

Sincerely,

/s/ Marguerite W. Laurent